news release

Biofrontera AG Announces Partial Waiver of Lock-Up Agreement

LEVERKUSEN, Germany – March 9, 2018– Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”) announced today that The Benchmark Company, LLC, the managing underwriter of the Company’s recent initial public offering in the United States of 1,300,483 American Depositary Shares representing 2,600,966 of the Company’s ordinary shares, is waiving a lock-up restriction with respect to certain ordinary shares held by Prof. Dr. Hermann Lübbert, the Company’s Chief Executive Officer. The waiver allows the sale of up to 20,000 ordinary shares of the Company for the purpose of raising funds to exercise options to acquire additional ordinary shares of the Company. The waiver will take effect on March [13], 2018 and the shares may be sold on or after such date.

This press release is not an offer for sale of the securities in the United States or in any other jurisdiction where such offer is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

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Enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 press@biofrontera.com

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102 news release

IR UK: Seton Services Toni Vallen	+44(0) 20 7729 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102